SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the Month of December 2008
SHINHAN FINANCIAL GROUP CO., LTD.
(Translation of registrant’s name into English)
120, 2-Ga, Taepyung-Ro, Jung-Gu, Seoul 100-102, Korea
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will
file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑     Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.
Yes ☐     No ☑
If “Yes” is marked, indicate below the file number assigned to the
registrant in connection with Rule 12g3-2(b): 82-                    .

Partial Cancelation of Stock Options
On December 8, 2008 the executive officers of Shinhan Financial Group (the “Group”) and its subsidiaries have signed an agreement in which they agree to voluntarily cancel 85,840 of stock options that were granted to them in 2008.
Following the cancellation, the total number of stock options outstanding decreased to 7,167,204 shares as of December 8, 2008.
The followings are the details of the cancelled stock options:
<Cancellation of granted stock options>

Company	Name	Position	Canceled Stock Options
Shinhan Financial Group	Eung Chan Ra	Chairman of the Board of Directors	16,500
	In Ho Lee	President and Chief Executive Officer	14,850
	Baek Soon Lee	Deputy President	1,100
	Buhmsoo Choi	Deputy President	1,100
	Sung Ho Wi	Deputy President	825

Shinhan Bank	Sang Hoon Shin	President & CEO	13,200
	Hyu Won Lee	Deputy President	1,100
	Nam Lee	Deputy President	1,100
	Chang Kee Hur	Deputy President	1,100
	Jeum Joo Gweon	Deputy President	1,100
	Sung Woo Kim	Deputy President	1,000
	Hak Joo Kim	Deputy President	1,000
	Joo Won Park	Deputy President	1,000
	Chan Park	Executive Vice President	825
	Jung Won Lee	Executive Vice President	825
	Chan Hee Jin	Executive Vice President	825
	Hyung Jin Kim	Executive Vice President	750
	Young Hoon Lee	Executive Vice President	750

Shinhan Card	Jae Woo Lee	President	4,400
	Hong Kyu Kang	Deputy CEO	825
	Doo Hwan Jun	Deputy CEO	825
	Soo Ik Park	Deputy CEO	750
	Hee Geon Kim	Deputy CEO	825

Good Morning Shinhan Securities	Dong Girl Lee	President & CEO	4,000
	Jin Kook Lee	Vice President	825
	Seung Hee Hyun	Vice President	750

Shinhan Life Insurance	Jin Won Suh	CEO	4,400
	Byung Chan Lee	Deputy President	825
	Keun Jong Lee	Deputy President	825
	Jung Kun Lee	Deputy President	750
	Ki Won Kim	Deputy President	660

Shinhan Captial	Do Heui Han	CEO	3,600
	Seung Keun Oh	Deputy President	720
	Jun Ki Eun	Deputy President	660
	Yung Sub Hwang	Executive Vice President	500

Shinhan Credit Information	Pan Am Lee	CEO	750

Total			85,840

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SHINHAN FINANCIAL GROUP CO., LTD.
By /s/ Buhmsoo Choi
Name:	Buhmsoo Choi
Title:	Chief Financial Officer

Date : December 8, 2008

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